Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3030
Washington, D.C. 20549-5546, USA
United States of America
March 30, 2010

Re:	Siemens Aktiengesellschaft Annual Report on Form 20-F for the Year Ended September 30, 2009, Filed December 4, 2009 File No. 001-15174
Dear Ms. Tillan,
          We are writing in response to your letter dated February 26, 2010 to Mr. Joe Kaeser setting out 17 comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.
Comment
1.	We note your disclosure on page 12 regarding business activities in Iran, Syria and Cuba. Please provide us with an update relating to business activities in these countries since your letter to us dated March 27, 2009.

In this respect, we note the following information reported since your letter as examples of numerous articles about your business activities in Iran: a June 2009 news article discussing that the joint venture between Nokia Corporation and Siemens supplied Iran with technology used to Read and monitor phone calls and a December 2009 news article stating that the German government has begun investigating you over two shipments to Iran which allegedly contained parts destined for their nuclear arms industry. Please advise.

Your response should provide information regarding all of your contacts with the referenced countries since your letter, whether through subsidiaries, joint ventures, or other direct or indirect arrangements.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Heinrich Hiesinger,
Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-No. DE 23691322

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     As described in more detail in our response to Comment 2, our business activities in Iran, Syria and Cuba remain immaterial with respect to our consolidated revenue (in the aggregate, such activities accounted for less than 1% of our consolidated revenue in fiscal 2009).
Update Relating to Business Activities in Iran, Syria and Cuba
     Since March 27, 2009, no significant developments or changes have occurred with respect to our business activities in Syria and Cuba. With respect to our business activities in Iran, in January 2010 we announced publicly that, as a general rule, Siemens will not enter into new contracts with customers in Iran. Siemens may, however, enter into new contracts to provide goods and services in Iran under certain exceptions to the general rule (as further described in our response to Comment 3, below) and it intends to honor its existing legal obligations in Iran.
     As an update to our letter to you dated March 27, 2009, we would like to provide you with the following information regarding our business activities in Iran, Syria and Cuba:
     Iran
     We have been engaged in business in Iran since 1865. At present, we are mainly engaged in providing goods and services to organizations in the public power generation, power transmission, public transportation and healthcare fields. Most of our business in Iran is conducted by our Energy Sector, although some of our activities are also conducted via our Industry Sector and, to a much smaller extent, our Healthcare Sector.
     In the Energy Sector, we supply gas and steam turbines and generators, with an emphasis on combined cycle gas and steam power plants that serve the public electricity grid. We supply products and solutions for the production, transport and processing of oil, gas and water, which are used in the oil and gas industries as well as other industries. We provide energy utilities and large industrial power users with equipment, systems and services used to transmit and distribute electrical power to and through distribution grids. We also provide services relating to electrical power plants and rotating machines, such as gas and steam turbines, generators and compressors. We are not engaged in manufacturing or assembly in Iran, although in the Energy Sector we have for many years been part-owner (4.9% interest) of a state-owned enterprise that assembles transformers in Iran.
     In the Industry Sector, we provide automation systems, low-voltage switchgear and distribution products in Iran. Our automation systems are used by the manufacturing, processing and construction industries to, among others things, enhance productivity. We provide a range of automation and drive applications with electrical and mechanical components, such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors and automation and drives systems for various steel producers and rolling steel mills and compressors for oil and gas pipelines. The Industry Sector also provides a portfolio of lighting goods and is involved in rail systems.
     In the Healthcare Sector, we supply and service medical equipment and products, as well as IT systems for clinical and medical administration services.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     Syria
     Siemens has a registered representative office in Syria managed by Siemens management out of Amman, Jordan. Siemens does not have any employees that are permanently stationed in Syria. Our activities are focused on public infrastructure projects. Almost all of our Syrian business is conducted by our Energy Sector. The Energy Sector’s Syrian business relates to several fossil-fueled power plants that feed electricity into the public grid.
     Cuba
     Our activities in Cuba are very limited. Our revenues in that country are predominantly from sales of medical equipment. Siemens does not have any employees that are permanently stationed in Cuba.
Information Regarding Our Contacts with Iran, Syria and Cuba
     Our business activities in Iran, Syria and Cuba require us to have contacts with certain parties in those countries. These include distributors, suppliers or regulatory authorities and above all, of course, our customers. Because of the structure of the domestic economies of Iran, Syria and Cuba, where the private sector is nascent or marginal and where public infrastructure is undergoing or requires significant development, it is not uncommon for governmental agencies or government-controlled businesses to serve as transaction counterparties. In part because of the nature of our business, and in part because of the state dominance of the economies of those countries, our transaction counterparties in Iran, Syria and Cuba consist predominantly of governments or state-controlled entities.
     We do not have any employees that are permanently stationed in Syria or Cuba. In fiscal 2009, the Siemens consolidated group had 284 permanent employees in Iran. We currently have direct or indirect majority ownership interests in three Iranian subsidiaries, and minority ownership interests (20% and 4.9%, respectively) in two Iranian companies.
     Due to our limited knowledge and information rights as a minority shareholder or non-managing joint venture partner, we are not in a position to provide reliable information on contacts that non-Siemens-controlled investments may have with the referenced countries. As a stakeholder in such non-Siemens-controlled investments, we generally receive certain financial information and, as the case may be, information on major business decisions, but we are not provided with regular reports on the investment’s ordinary-course operations or its contacts on a country-by-country basis. As used here, the term “non-Siemens-controlled investments” includes (i) our equity investments which do not qualify as subsidiaries of the Siemens group and (ii) other companies in which Siemens is a stakeholder but which are not under Siemens’ control.
     Following the announcement of our decision, as a general rule, not to enter into new contracts with customers in Iran, we will proactively inform the management of our principal at-equity investments, including Nokia Siemens Networks (NSN), of our decision and will request that they follow our approach and adopt the same policies with respect to their business activities, if any, in Iran.
Comments on Certain News Articles
     As a general remark, we emphasize that we actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     With respect to the June 2009 news article relating to the business activities of NSN that is referenced in your comment, we note that NSN is no longer a Siemens-managed business, but is controlled by our joint venture partner, Nokia Corporation (Nokia). This is due to the fact that Siemens holds a minority of the voting rights in NSN (50% less 25 voting rights), while the balance of the shares and voting rights are held by Nokia. Nokia has operational control of NSN and accounts for NSN as a subsidiary in its consolidated financial statements. We are therefore not in a position to reliably comment on the veracity of such news reports. We have, however, taken note of NSN’s public statements regarding the delivery of mobile networks to Iran. In these public statements, NSN confirmed that it delivered a limited monitoring facility to the Iranian national operator TCI (Telecommunication Company of Iran) in 2008. According to NSN, this facility contained a so-called passive intercept capability that is based on international standards and allows law enforcement agencies to intercept phone calls, but cannot be used for the monitoring or censorship of internet traffic or international call monitoring, among other things. NSN further stated that the relevant business (Intelligent Solutions) was sold to a German private investment firm in March 2009.
     With respect to the December 2009 news article relating to two shipments to Iran, we believe that this article is inaccurate. In fact, one of the two shipments consisted of standard industrial computer hardware delivered by our subsidiary in China to a local Chinese customer. At no time did Siemens have any reason to believe, nor was it aware, that this computer hardware was to be resold or redistributed by the relevant Chinese customer to another party in Iran. We further note that we have not been provided with any evidence as to who the ultimate recipient of the hardware was intended to be. The other shipment related to the supply of turbo compressors that are designed for civilian use and which are not subject to any export restrictions. The shipment of the turbo compressors was cleared and processed by the German customs authorities. We are not aware of any current or ongoing investigation of Siemens by the German government in connection with the two shipments described above.
Comment
2.	Please discuss the materiality of your contacts with Iran, Syria and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba.
Response to Comment
     We continue to believe that - taking into account quantitative as well as qualitative factors - our operations in, and contacts with, Iran, Syria and Cuba were not material to our operations for all three fiscal years presented in our 2009 annual report on Form 20-F.
     As stated on page 12 of our Annual Report on Form 20-F for the year ended September 30, 2009, our activities with customers in Iran, Syria and Cuba are insignificant relative to our size (less than 1% of our consolidated revenue in fiscal year 2009).

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Quantitative Considerations
     As our reporting currency is the Euro, we present the following amounts in Euro and US dollar amounts are provided for convenience only. US dollar amounts referring to revenue are based on the annual average exchange rate of the respective fiscal year the revenue relates to. US dollar amounts relating to assets and liabilities are based on the exchange rate as of September 30th (the end of the fiscal year) of the relevant year.
     Iran
     In fiscal 2009, the Siemens consolidated group had 284 permanent employees and revenue of €556 million (approx. $757 million) (less than 0.8% of consolidated revenue) in Iran. In fiscal 2008, there were 292 permanent employees and revenue was €438 million (approx. $660 million) (less than 0.6% of consolidated revenue). In fiscal 2007, there were 335 permanent employees and revenue was €465 million (approx. $620 million) (less than 0.7% of consolidated revenue). The aggregate assets and liabilities relating to Siemens’ subsidiaries located in Iran as of the last three fiscal years were as follows:

- Fiscal Year 2009:	Assets:	€33 million (approx. $48 million)
	Liabilities:	€18 million (approx. $26 million)

- Fiscal Year 2008:	Assets:	€38 million (approx. $54 million)
	Liabilities:	€21 million (approx. $30 million)

- Fiscal Year 2007:	Assets:	€37 million (approx. $52 million)
	Liabilities:	€22 million (approx. $31 million)
     Syria
     Siemens’ revenue derived from Syria were €106 million (approx. $144 million) in fiscal year 2009 (less than 0.2% of consolidated revenue), €140 million (approx. $211 million) in fiscal 2008 (less than 0.2% of consolidated revenue) and €204 million (approx. $272 million) in fiscal 2007 (less than 0.3% of consolidated revenue). Siemens does not have any employees that are permanently stationed in Syria. As we do not have any subsidiaries located in Syria, we have not had any assets or liabilities in Syria for the last three fiscal years.
     Cuba
     Siemens’ revenue derived from Cuba were €6 million (approx. $8 million) in fiscal year 2009 (less than 0.01% of consolidated revenue), €4 million (approx. $6 million) in fiscal 2008 (less than 0.01% of consolidated revenue) and €9 million (approx. $12 million) in fiscal 2007 (less than 0.02% of consolidated revenue). Siemens does not have any employees that are permanently stationed in Cuba. As we do not have any subsidiaries located in Cuba, we have not had any assets or liabilities in Cuba for the last three fiscal years.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Qualitative Considerations
     We understand that business operations in Iran may be perceived by some as particularly sensitive. We are also aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism such as Iran.
     In our 2009 Annual Report on Form 20-F, we have provided a description of the qualitative factors that we believe are relevant with respect to our business activities in Iran, Syria and Cuba. We have clearly disclosed the fact that Siemens conducts business with customers in Iran, Syria and Cuba, the fact that these countries have been designated by the U.S. Department of State as state sponsors of terrorism, the fact that these countries are the subject of export controls, the risk of changes to applicable sanctions regimes that could cause us to curtail our existing and/or planned business activities and the risk of reputational harm.
     In light of these and other public statements relating to our activities in Iran, Syria and Cuba, and in light of our status as a non-U.S. company headquartered in Europe with a long history of international dealings and extensive involvement in public infrastructure development, we believe that investors in our shares are aware of our activities in these countries and that such activities (which, as noted above, are insignificant relative to our size) have not had a material adverse impact on our reputation and share value.
     Despite the fact that we continue to believe that our activities in Iran are insignificant relative to our size and have not had a material adverse impact on our reputation and share value, we have independently and proactively decided that, as a general rule and as described in greater detail in our response to Comment 3, we will not enter into new contracts with customers in Iran.
     Further, we actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany. In this context, we are closely following the current legislative and regulatory initiatives in the U.S. aimed at increasing economic pressure on Iran and the political discussions, specifically in the U.S. and Europe, concerning potential further sanctions against Iran. Should existing sanctions be expanded or any additional sanctions become legally effective, Siemens will take appropriate action wherever such sanctions are applicable to its activities.
     Considering both the quantitative and qualitative considerations discussed above, we do not believe that our contacts with Iran, Syria and Cuba pose a material investment risk for our security holders.
Comment
3.	You disclose in your Form 6-K dated February 1, 2010 that you have decided that you will not enter into new contracts with customers in Iran but that legally binding and existing agreements will continue to be honored. We note a January 2010 news article stating that you will stop doing business in Iran by the middle of 2010, and another January 2010 news article stating that you may have recently entered into an agreement with the National Iranian Gas Company to build gas compressors in Iran. Please advise whether you’ve entered into any new agreements with respect to activities in Iran since you adopted the policies described in the referenced Form 6-K. Also, tell us whether you will close your offices in Iran and dissolve your Iranian subsidiaries as part of your decision to stop doing business with Iran.
Response to Comment

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
New Agreements with respect to Activities in Iran
     As announced during the Annual Shareholders’ Meeting on January 26, 2010 and disclosed in our Form 6-K dated February 1, 2010, Siemens has decided that, as a general rule, it will not enter into new contracts with customers in Iran. This decision was implemented at Siemens by means of the following policies:
     (A) no further bids for direct deliveries to Iran shall be tendered by Siemens AG or its affiliated companies (i.e. companies in which Siemens AG directly or indirectly owns a majority interest or has a majority of the voting rights);
     (B) no bids for indirect deliveries of products or solutions to Iran via non-affiliated companies (external third parties or companies in which Siemens holds a minority stake) shall be permitted if Siemens knows that such products or solutions will be exported to Iran. Any exceptions to this rule must be approved by the respective member of the Management Board of Siemens AG on a case-by-case basis. Applications for exceptions are only permitted if Siemens’ proportionate contribution to the overall product or system is marginal or the application is based on exceptional facts. Furthermore, exceptions are strictly prohibited in all cases where the Siemens product or solution would constitute 30% or more of the overall value of the product or system to be delivered. This represents a further refinement of Siemens’ policies which, until recently, had referred to the 30% threshold as a form of interpretive guidance, rather than as an absolute cap. After further review, Siemens recently adopted the 30% value threshold as a strict limit on any exceptions and simultaneously extended it to applications for an exception based on exceptional facts;
     (C) products and services for humanitarian purposes, including, principally, the products and services supplied by our Healthcare Sector, may still be provided;
     (D) products and services required to maintain the installed base (e.g. spare parts, service and assembly activities, etc.) may still be provided;
     (E) contractual obligations, including binding bids that have already been tendered and existing pre-contractual obligations, may be fulfilled. Any agreements that can be terminated without liability must be terminated and any offers that can be withdrawn must be withdrawn.
     Our existing legal obligations are often long-term in nature and will result in revenues in the forthcoming years. A decision not to honor our preexisting legal commitments in Iran would, among other things, expose Siemens to the risk of considerable liability claims for breach of contract. The last legally binding bids from the period before the policies described above were adopted will expire in the middle of 2010, which is the date referred to by the Staff.
     Since adopting the policies described above, Siemens has entered into new agreements with respect to activities in Iran that are consistent with the applicable policies summarized above. All such agreements have been approved, on a case-by-case basis and in conjunction with the Legal and Compliance Department, by the respective Sector management pursuant to a detailed and mandatory Sector-specific authorization process designed to ensure compliance with our policies.
     With regard to the news article you mentioned, we note that the article is mistaken and we have not recently entered into an agreement with the National Iranian Gas Company to build gas compressors in Iran.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Organizational Changes of Regional Setup in Iran
     Our organizational setup in Iran, including our shareholdings in three Iranian subsidiaries and our offices in Iran, is tailored towards the requirements of our business activities in Iran. Due to our new policies regarding business in Iran, we anticipate there will be a need to make certain organizational adjustments, such as with respect to the number of our employees permanently stationed in Iran. We will continue to take into consideration various factors, including the extent to which we are bound by legally binding and enforceable contractual obligations and any new or tightened sanctions against Iran that become legally effective, in analyzing the extent to which organizational changes in our regional setup in Iran are now, or may become, necessary. We have no current plans to close our offices in Iran, or to dissolve our Iranian subsidiaries.
Comment
4.	We note your disclosure that “[b]ased on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective as of September 30, 2009 in achieving the above-stated objectives.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(c) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(c).
Response to Comment
     As requested, in future filings we intend to delete the language that formerly followed the word “effective” and, as suggested in your fifth comment and discussed in greater detail below, include a reference to the level of assurance of Siemens’ disclosure controls and procedures.
     For an example of the revised disclosure please refer to our response to Comment 5.
Comment
5.	We also note your statement that “any such system can only provide reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of different controls and procedures.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     As indicated in the sample text below, we will revise our Item 15(a) disclosure in future filings to adopt the first alternative you have proposed (i.e., to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level).
     Based on the current facts and circumstances and assuming these still will be valid for our 2010 filing, we will revise our disclosures as follows (using the results of management’s 2009 evaluation for demonstration purposes) to reflect your comments 4 and 5:
As of September 30, 2009, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the CEO and CFO, concluded that, as of September 30, 2009, Siemens’ disclosure controls and procedures were effective in providing such assurance.
Comment
Segment Information, page F-8
6.	We note that you consolidate special purpose entities (SPE) when you conclude that you control the SPE based upon the substance of the relationship with Siemens. Please tell us and revise your future filings to clearly disclose the criteria/indicators that you utilize to determine whether or not to consolidate a SPE. Within your discussion, please explain the factors that you use to determine if you control the SPE. Refer to the guidance in paragraph 13 of IAS 27 and paragraph 10 of SIC 12.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     In accordance with IAS 27.12, Siemens consolidates an entity when the entity meets the definition of a subsidiary. IAS 27 sets forth the principles to determine control, based on the power to govern concept to obtain benefits, a concept which is related to legal control. Beyond these principles, SIC-12 requires the consolidation of special purpose entities (SPEs) based on the substance of the relationship, a concept generally referred to as economic control. Siemens applies the principles in IAS 27.13 and SIC-12.10 when determining if a parent-subsidiary relationship exists, requiring consolidation of the subsidiary. Siemens has reflected this guidance in footnote 2 “summary of significant accounting policies” on page F-11.
     To determine when we should consolidate based on substance, we consider the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis.
     Siemens will revise its summary of significant accounting policies on consolidation in future filings to more precisely reflect that in the case of SPEs, control in substance exists when the economic relationships as described in SIC-12.10 prevail.
Comment
7.	We note that you use the residual value method when there is reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements. Please tell us and revise your future filings to explain in more detail why you utilize the residual method of accounting. Within your response, discuss how your accounting is consistent with the guidance in IAS 18 and paragraphs BC12 to BC14 of IFRIC 13. Cite the accounting literature relied upon and how you applied the accounting literature to your situation.
Response to Comment
     Siemens recognizes revenue at the fair value of the consideration received or receivable in accordance with IAS 18.9. In situations in which a sales transaction includes multiple components, IAS 18.13 specifies that the revenue recognition criteria in IAS 18 need to be applied separately to each transaction or separately identifiable components of a transaction but does not provide additional guidance on how the total consideration may be allocated. In absence of specific guidance in this regard, Siemens has set up an accounting policy which complies with IAS 18 and IFRIC 13.
     When Siemens determines that a transaction includes separate units of accounting, and reliable evidence of fair value for all components of the sale exists, the arrangement consideration is allocated using the relative fair value method (IFRIC 13.BC 14). Generally, the fair value can be determined because sales prices on stand-alone basis are available or there are third-party prices for such components. In other cases, the application of the cost-plus method leads to a reliable fair value estimate. The cost-plus method qualifies as allocation method in line with IAS 18 and IFRIC 13 and also is referred to in the recent IASB/FASB joint project on Revenue Recognition (see IASB Discussion Paper: Preliminary Views on Revenue Recognition in contracts with Customers, Chapter 5.38). The Company defaults to the residual value method when there is reliable evidence of fair value for the remaining undelivered elements of a transaction but for specific reasons, such evidence is not available for one or more of the delivered elements.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     Siemens will revise its summary of significant accounting policies on revenue recognition in future filings to more precisely reflect the application case for the residual value method.
Comment
8.	We note your disclosure here and on page F-40 related to property, plant, and equipment. Please tell us and revise your future filings to explain if you review the residual value and the useful life of these assets at least at your fiscal year end. Refer to the guidance in paragraph 51 of IAS 16.
Response to Comment
     Useful lives and residual values of assets are reviewed by the Company at least at each financial year-end as required in IAS 16.51. IAS 16.73 specifies the requirements for disclosures with regards to property, plant and equipment. A reference to the review procedures required by IAS 16.51 is not explicitly included in IAS 16.73 but is beneficial to the reader of the Financial Statements.
     Therefore, Siemens will revise its summary of significant accounting policies on property plant and equipment in future filings to more precisely reflect that its policies on the annual review of the useful lives and residual values are in compliance with IAS 16.51.
     Comment
9.	We note your disclosure here and on pages F-21 through F-24 related to discontinued operations. Please tell us and revise your future filings to disclose the criteria that you utilize in determining when to classify a component of an entity as a discontinued operation. Refer to the guidance in paragraphs 33-36 of IFRS 5.
Response to Comment
     Siemens describes its accounting policies for discontinued operations in footnote 2 “summary of significant accounting policies” on page F-14. These accounting policies have been applied to the disposals of SV and COM, each qualifying as a major line of business; the respective disclosures on the discontinued operations are included on pages F-21 to F-24. In fiscal 2009, certain additional effects on the prior disposals qualified for a separate disclosure in discontinued operations as invoked by IFRS 5.35.
     Siemens will revise the disclosures provided in the acquisitions, dispositions and discontinued operations footnote in future filings by explicitly referring to the respective IFRS 5.32 scenarios (e.g. separate major line of business, geographical area of operations), as new disposals should qualify for the disclosure as discontinued operations.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
10.	Please tell us and revise your future filings to clearly disclose, if true, that you utilize the projected unit credit method to determine the present value of your defined benefit obligation. Refer to the guidance in paragraph 50(b) of IAS 19.
Response to Comment
     Siemens determines the present value of its defined benefit obligation using the projected unit credit method as required by IAS 19.50 (b). The disclosures implicitly include this information in footnote 2 “summary of significant accounting policies” (page F-15) and footnote 24 “pension plans and similar commitments” (pages F-48 and F-49).
     Siemens will include an explicit reference to the projected unit credit method in its summary of significant accounting policies for defined benefit obligations in future filings.
     Comment
11.	We note your disclosures here related to your provisions. Please tell us and revise your future filings to clearly disclose how you report deductions in your provisions similar to your disclosures on how you report additions to your provisions.
Response to Comment
     Siemens solely disclosed the accounting for additions to provisions because of the discussion related to the accounting treatment of asset retirement obligations (AROs) in the following three sentences of that footnote. As to the discussion of AROs, it was our goal to emphasize the specific accounting treatment related to AROs. In fact, the accounting for additions to AROs follows the guidance in IFRIC 1 “Changes in existing, decommissioning, Restoration and Similar Liabilities” which differs from the accounting for additions related to other provisions in the scope of IAS 37. Siemens generally recognizes additions to, and deductions from, the carrying amount of provisions that result from changes in estimates in the income statement. In contrast, IFRIC 1 requires additions to, and reductions from, the carrying amount of AROs that result from changes in estimates to be accounted for outside the income statement in certain circumstances (IFRIC 1.5-7).
     Siemens will revise its summary of significant accounting policies related to provisions in future filings to focus on the specific accounting that applies to additions to and deductions from, the carrying amount of AROs.
     Comment
12.	Further to the above, we note that you recognize provisions for onerous contracts by measuring the lower of the expected cost under the contract and expected cost of terminating the contract. Please tell us and revise your future filings to explain how you considered the guidance in paragraph 66 of IAS 37, which states that the present obligation under onerous contracts shall be recognized and measured as a provision.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     Siemens recognizes and accounts for a contract that is onerous as a provision in accordance with the guidance in IAS 37.66-68. In practice, this means that if a contract is onerous, Siemens recognizes and measures the present obligation under the contract as a provision. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the expected benefits to be received under it. In terms of measurement when recording an onerous contract provision, Siemens determines the unavoidable costs at the lower of the cost of fulfilling the contract or penalties arising from failure to fulfil it. This accounting policy is in accordance with the guidance provided in IAS 37.68.
     In addition, footnote 2 “summary of significant accounting policies” reflects the guidance that is provided in IAS 37.14 in order to account for a provision that is in the scope of IAS 37. Siemens accordingly records a provision when:
a- The entity has a present obligation as a result of a past event,

b- It is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and

c- A reliable estimate can be made of the amount of the obligation.
     Siemens will revise its summary of significant accounting policies on provisions in future filings to reflect the guidance in IAS 37.66.
     Comment
13.	Please tell us in more detail about the transactions that occurred in fiscal 2008 that resulted in your selling your subsidiary SEN and acquiring an interest in your associate EN. We note that as a result of the sale of SEN, you recorded a loss of €1.015 million in fiscal 2008. Please tell us whether this loss should be considered in your analysis of whether you are required to provide financial statements under Rule 3-09 of Regulation S-X for your investment in EN. We note that on page F-23 you refer to the income taxes corresponding to the gain or loss related to the contribution of the Siemens Enterprise Business to EN.
Response to Comment
On September 30, 2008, the last day of Siemens’ 2008 fiscal year, Siemens contributed 100% of its enterprise networks business into the newly established Enterprise Networks Holding BV, the Netherlands (EN). The enterprise networks business was organized within Siemens Enterprise Communications GmbH & Co. KG (SEN), which had previously been a fully consolidated Siemens subsidiary. The Gores Group, USA, contributed two entities to EN – Enterasys and SER Solutions. As a result of these contributions, Siemens received a 49% stake in EN, while the remaining 51% are held by The Gores Group. The transaction resulted in a preliminary pretax loss of €1,015 million, which was besides a corporate tax deduction for the German related losses non-tax deductible. EN commenced its operations upon the closing of the transaction on September 30, 2008 and Siemens has subsequently accounted for its investment in EN under the equity method in accordance with IAS 28.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Rule 3-09 requires that if either the first (“Investment Test”) or third (“Income Test”) condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method by the registrant, separate financial statements of such 50 percent or less owned person shall be filed.

The loss of €1,015 million is not relevant to the Investment Test. Further, the loss was not included in the numerator of the Income Test to determine whether Siemens must provide separate financial statements for its investment in EN. We understand that at the October 14, 2008 meeting of the SEC Regulations Committee, the staff expressed its view that losses on dispositions of equity method investments should be included in the numerator of the Income Test only if the investment was accounted for as an equity method investment immediately prior to and after the disposition. Further we understand the staff explained that if immediately prior to the disposition the investment was consolidated and afterwards the investment was accounted for as an equity-method investee, any loss on disposition should be excluded from the Income Test.

The Highlights of the October 14, 2008 SEC Regulations Committee also refer to Section 2410.2 of the Financial Reporting Manual of the SEC Division of Corporation Finance (the “Financial Reporting Manual”).

Section 2410.2(d) states that, when measuring the significance of equity method investees under Rule 3-09, the numerator of the Income Test should include:
...any gains or losses of the registrant in the most recently completed fiscal year stemming from dispositions of an interest in the tested equity method investee, provided that the investee was accounted for using the equity method immediately prior to the disposition and continues to be accounted for by the equity method immediately after the disposition. All other gains or losses stemming from dispositions of interests in the tested equity method investee may be excluded.
As SEN was a wholly-owned, consolidated subsidiary of Siemens immediately prior to its disposition, the resulting loss was excluded from the numerator of the Income Test for purposes of determining whether Siemens was required to provide financial statements under Rule 3-09 of Regulation S-X for its investment in EN.
     Comment
14.	We note your disclosures here and throughout the filing that you recognized €1.634 billion of impairment losses during fiscal 2009 related to Nokia Siemens Networks B. (NSN), which is your equity investee. We further note that you based the determination of the fair value less costs to sell of NSN by applying a discounted cash flow method. With a view towards enhanced disclosure, please tell us and revise your future filings within your critical accounting policy section within Item 5 to include a more detailed explanation of the nature, amount, and timing of the impairment losses that you recognized related to your NSN investment. Please also include a description of the significant assumptions used in the discounted cash flow method underlying the fair value of your NSN equity investment.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
In Item 5, under the caption “critical accounting estimates”, we provide forward looking information, which aims at informing the reader of the Form 20-F that Siemens made use of estimates with regards to the impairment test performed on equity investment and these can have a material impact on the amount of the impairment recorded.

In addition to Item 5, we also disclose factors which may negatively influence equity investments and further result in write downs of these investments as early as in the “strategic” part of the “risk factors” discussion included in Item 3.

The “associated companies” section of footnote 2 “summary of significant accounting policies” on page F-11 provides an overall description of the accounting policies adopted by the Company to account for equity investments and impairments thereon. Further information on equity investments such as information relating to the nature, timing and amount of the impairment is included in footnote 8 “income (loss) from investments accounted for using the equity method, net” on page F-26.

Siemens tested its equity investment in NSN in fiscal year 2009 and recorded an impairment of €1.634 billion as this test revealed that the carrying value of the investment exceeded the fair value less costs to sell to be received from this investment. As disclosed on page F-11, goodwill relating to the acquisition of an associate is included in the carrying amount of the investment and not amortized but tested for impairment as part of the overall investment in associated companies in accordance with IAS 28.23a in connection with IAS 28.33.

In accordance with IAS 28.33, Siemens determined as of September 30, 2009, that the NSN investment was impaired upon applying the requirements of IAS 39 with respect to evaluating triggering events, and further followed the guidance in IAS 36 with regards to accounting for this impairment and the applicable disclosure requirements. Accordingly and as foreseen in IAS 28, the entire balance of the NSN investment is treated as a single unit of accounting. The disclosures provided by Siemens on page F-26 hence address the disclosure requirements of IAS 36.

Siemens will enhance the disclosures relating to the key assumptions used by the Company when equity investments are tested for impairments in Item 5 in future filings, similarly to the disclosures of the key assumptions provided on goodwill impairments in the same section of Item 5. Further, we will continue to provide for investment specific information (i.e. information specifically affecting the reporting period such as the description of the nature, amount and timing of an impairment loss recognized, if applicable) in the respective equity investment footnote “income (loss) from investments accounted for using the equity method, net.”

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
15.	Further to the above, we note from page 52 and throughout the filing that you recognized €2.177 billion of total losses related to your equity investment in NSN during fiscal 2009. It appears your investment in NSN meets the significance test for pre-tax income at a greater than 30% level for fiscal 2009 and that you are required to provide historical audited financial statements required by Rule 3-09 of Regulation S-X for NSN. We further note your statement on page F-1 that you intend to file separate financial statements required by Rule 3-09 as amendment to your Form 20-F on or before June 30, 2010. Please provide us with your significance tests as set forth under Rule 1-02(w) related to your investment in NSN and tell us the audited and unaudited periods you plan to include in the amendment to your Form 20-F. Within your response, please explain to us if your disclosure on page F-1 relates to your NSN equity investment.
Response to Comment
     We confirm that the disclosure on page F-1 relates to our equity investment in NSN. Based on the result of the significance test as set forth under Rule 1-02(w) of Regulation S-X (“Rule 1-02 (w)”) separate financial statements for NSN are required by Rule 3-09 of Regulation S-X (“Rule 3-09”) and will be filed as an amendment to our Form 20-F filed with the Securities and Exchange Commission on December 4, 2009 by June 30, 2010 (six months after NSN’s year-end) at the latest.
     Financial statements for NSN are currently being prepared for the fiscal year ended December 31, 2009. We intend to file audited financial statements in accordance with IFRS as issued by the IASB and adopted by the European Union for NSN’s fiscal years 2009, 2008 and 2007 in the amendment to our 2009 Form 20-F.
For your reference, below please find the significance tests set forth in Rule 1-02(w):
a.	Investment Test[1] for NSN in fiscal year 2009

in millions of €	September 30, 2009
Siemens’ investment in and advances to NSN (incl. shareholder loan)	2,516

Siemens total assets	94,926
= 2.65%
(< 20%)[2]
     We performed the Investment Test for NSN as of September 30, 2009 and, based on our calculations, the Investment Test for NSN was not met in fiscal year 2009.

[1]	Rule 1-02(w)(1).

[2]	Rule 3-09(a).

[3]	Rule 1-02(w)(3).

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
b.	Income Test[3] for NSN in fiscal year 2009

in millions of €	Year ended September 30, 2009
Siemens income from continuing operations before income taxes[4]	3,891
+ NSN impairment loss[5]	+ 1,634
+ NSN pre-tax loss from continuing operations[6]	+ 234

Siemens income from continuing operations before income taxes, adjusted[7]	= 5,759

NSN impairment loss[8] + NSN pre-tax loss from continuing operations[9]	1,868
Siemens income from continuing operations before income taxes, adjusted	5,759

= 32.4%
(>20%)[10]
     As indicated above, the Income Test condition was met at a level over the 20% threshold and we therefore intend to file separate financial statements for NSN in an amendment to our 2009 Form 20-F.
Comment
16.	We note from Exhibit 8.1 that you do not consolidate approximately 86 subsidiaries or record approximately 103 associates on the basis of immateriality. Please present us with your analysis of the materiality of not consolidating or recording these subsidiaries and associates for each of the periods presented in your financial statements.
Response to Comment
     a) As disclosed in Exhibit 8.1, Siemens has excluded certain companies from the consolidation scope for materiality considerations. This treatment is compliant with the guidance provided in IAS 8.8 and is also supported by the guidance in the IASB Framework (see Framework 29) on materiality. Recent changes in our internal policy have contributed to reduce the amount of non consolidated subsidiaries year over year. For the years ended September 30, 2007, 2008 and 2009, the total number of companies which were not consolidated for materiality considerations was 524, 199 and 86, respectively. The current Siemens accounting policies are strict as in general, each subsidiary must be consolidated.
     Exceptions to this policy are subject to an individual authorization process by our corporate finance department and can only be granted in very specific situations, for example companies with neither operating nor other business activities.

[4]	Rule 1-02(w)(3).

[5]	Refer to Computational Note 1 to Rule 1-02(w).

[6]	Computational Note 1 to Rule 1-02(w).

[7]	Adjusted in accordance with Computational Note 1 to Rule 1-02(w). Further adjustment of the denominator by tax effects related to NSN’s and other equity pick-ups and included in reported Siemens income from continuing operations before income taxes (September 16, 2003 meeting of the SEC Regulations Committee), would not have materially altered the result of the significance test.

[8]	Section 2410.2(a) of SEC Division of Corporate Finance Financial Reporting Manual.

[9]	Rule 1-02(w)(3).

[10]	Rule 3-09(a). Although the Income Test exceeds the 30 percent significance level, a reconciliation to U.S. GAAP is not required as NSN’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB (Section 6410.6(b) of SEC Division of Corporate Finance Financial Reporting Manual).

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     We have performed a materiality analysis on the basis of total assets and net income and determined that the combined effect of including all subsidiaries currently not consolidated due to materiality in the consolidated financial statements would have a total impact of not more than 1% of the balances disclosed in our Form 20-F for the fiscal year ended 2007 and have an even smaller impact for the fiscal years 2008 and 2009.
     b) As disclosed in Exhibit 8.2, Siemens did not account for certain associates using the equity method for materiality considerations. This treatment is also compliant with the guidance provided in IAS 8.8 and is also supported by the guidance in the IASB Framework (see Framework 29) on materiality. For the years ended September 30, 2007, 2008 and 2009, the total number of associates not accounted for using the equity method was 131, 112 and 103, respectively. Our accounting policies foresee, that an associated company cannot be defined as immaterial if at least one of the following criteria is satisfied based on medium-term planning:
•	The annual income/loss from equity accounting in IFRS consolidated financial statements exceeds ± €0.5 million; or

•	The equity value of the associated company (carrying amount) reported in IFRS consolidated financial statements exceeds €5 million at the time of acquisition or after the equity pick-up. This comprises effects in income/loss as well as effects directly booked in equity.
     We have performed a materiality analysis on the basis of net income and net equity and determined that the combined effect of accounting for the above mentioned associates using the equity method in the consolidated financial statements would have a total impact of less than 2% on the net income and total assets of Siemens for the fiscal year 2007, and a total impact of less than 1% for the fiscal years 2008 and 2009.
Comment
17.	Further, we also note that you are not consolidating two subsidiaries in Germany due to restrictions on the use of the assets. Please tell us the nature of those restrictions and how you considered IAS 27 in your accounting.
Response to Comment
     The list of subsidiaries in Exhibit 8.1 indeed includes two companies, namely Atecs Mannesmann Unterstützungskasse GmbH and Unterstützungskasse der VDO Mess- und Regeltechnik GmbH which are not consolidated. These two companies represent in fact German Unterstützungkassen; the nearest translation into English language would probably be “(pension) relief funds”. Companies qualifying as “Unterstützungskassen” in Germany are subject to specific rules, which were implemented by the regulators to protect the beneficiaries of the funds. In other words, even though Siemens has established these companies and represents their respective legal parent, the legal structure which establishes this type of company provides that once contributed, assets are no longer within reach of the parent but solely attributable to the beneficiaries of the fund (i.e. the future retirees).
     The lack of control over the assets and liabilities in these funds is in apparent contradiction with the notion of control as defined in IAS 27 as described in more detail in our response to your comment number 6 above.
We recognize that a more precise term to avoid confusion with subsidiaries should be established and we will clarify the terminology in Exhibit 8.1 in future filings to make clear that Siemens has no control over these entities.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
* * *
     We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.
     In accordance with your request, Siemens Aktiengesellschaft acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 30, 2010	Very truly yours, Siemens Aktiengesellschaft
/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate & Finance

cc:	Ms. Tara L. Harkins Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. Kevin Vaughn Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission

Mr. Joe Kaeser Executive Vice President and Chief Financial Officer Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen Executive Vice President and General Counsel Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq. Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft